UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2023

Operating and Financial Results

Mexico City, Mexico, February 22, 2024— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter 2023 (4Q23).

Full year 2023 summary

▪	Passenger traffic increased 15.6%, reaching 26.8 million during 2023.

▪	The capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments in 2023 reached Ps.3,611 million.

▪	In 2023, Adjusted EBITDA was Ps.9,057 million, surpassing Adjusted EBTIDA of 2022 by 27.8%.

▪	During the year, OMA distributed dividends for Ps.9.61 per share; the leverage level measured by Net Debt/Adjusted EBITDA was of 0.9x as of December 31, 2023.

4Q23 summary

▪	Passenger traffic increased 5.2% during 4Q23, as compared to 4Q22, reaching 6.8 million passengers. The airports with the highest traffic growth compared to 4Q22 were Monterrey, Mazatlán, Zihuatanejo, Ciudad Juárez, Torreón and San Luis Potosí.

▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.1,006 million in the quarter.

▪	Adjusted EBITDA increased 16.4% to Ps.2,256 million, which compares to Ps.1,939 million in 4Q22.

OMA will hold its 4Q23 earnings conference call on February 23, 2024 at 11:00 a.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13744113. The conference call will also be available by webcast at http://ir.oma.aero/en/calendario-de-eventos.

4Q23 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 3.6% compared to 4Q22.

During the quarter, 18 domestic routes and 3 international routes started operations.

* There was no other airline operating this route.

Total passenger traffic reached 6.8 million passengers, an increase of 5.2% as compared to 4Q22. During the quarter, of total traffic, 87.5% was domestic and 12.5% was international.

Domestic passenger traffic increased 5.1%, compared to 4Q22, while international traffic increased 5.6%. Quarterly passenger traffic reflects the impact of Hurricane OTIS, which caused Acapulco airport to be closed to commercial operations from October 25 to November 13.

The airports with the largest passenger traffic growth in volume terms as compared to 4Q22, were:

▪	Monterrey (+10.1%), on its Querétaro, Bajío, Tijuana, Mexicali, Tapachula, Toluca and Cancún routes.

▪	Mazatlán (+9.6%), on its Mexico City, Ciudad Juárez, Santa Lucia (AIFA), Tijuana and Bajío routes.

▪	Zihuatanejo (+14.0%), on its Santa Lucia (AIFA), Tijuana and Querétaro routes.

▪	Ciudad Juárez (+3.7%), on its Monterrey, Mazatlán, Santa Lucía (AIFA), Querétaro and Tijuana routes.

▪	Torreón (+10.9%), on its Guadalajara, Los Cabos, Mexico City, Dallas and Tijuana routes.

▪	San Luis Potosí (+11.7%), on its Mexico City, Houston and Tijuana routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 95.0% as of December 31, 2023.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 19.4%, compared to 4Q22 due to an increase in revenues from storage and custody services related to ground and air import cargo. Total tonnage handled was 11,256 metric tons, 30.5% higher than 4Q22.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had a 92.4% occupancy rate, compared to 81.5% in 4Q22, with a 5.4% decrease in the average room rate to Ps.2,698 per night.

▪	Hilton Garden Inn had a 68.0% occupancy rate, compared to 75.1% in 4Q22, with a 23.1% increase in the average room rate to Ps.2,738 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.20.5 million, an increase of 5.9% versus 4Q22. The increase is explained by a higher number of square meters leased as compared to 4Q22, which was affected by the exchange rate appreciation.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 13.4% mainly due to an increase in passenger traffic, compared to 4Q22.

Non-aeronautical revenues increased 13.9%.

Commercial revenues increased 14.3%. The line items with the largest increases were:

▪	Restaurants, +38.4%, as a result of an increase in revenue share and the consolidation of initiatives implemented in past quarters.

▪	Parking, +10.4%, as a result of an increase in passenger traffic and higher penetration in the Monterrey, Culiacán, San Luis Potosí and Torreón airports.

▪	VIP Lounges, +25.6%, as a result of an increase in passenger traffic and the start of operations of the OMA Premium Lounges in Tampico, Durango and Reynosa, which started operations after 4Q22.

Diversification revenues increased 14.9%, mainly due to higher revenues from OMA Carga and Hotel Services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) remained flat compared to 4Q22.

The major maintenance provision was Ps.95.1 million. The outstanding balance of the maintenance provision as of December 31, 2023 was Ps.2,119 million.

The airport concession tax was Ps.134 million and the technical assistance fee was Ps.58.9 million.

Total operating costs and expenses decreased 10.3%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.1,989 million, with an operating margin of 53.6%.

Adjusted EBITDA was Ps.2,256 million, with a margin of 77.7%.

Financing Income and Net Income

Financing Expense was Ps.224 million, compared to Ps.205 million during 4Q22. The increase was mainly due to a higher interest expense as a result of a higher level of indebtedness and an increase in financing costs.

Consolidated net income in the quarter was Ps.1,255 million, an increase of 10.5%.

Earnings per share, based on net income of the controlling interest was Ps.3.24, and earnings per ADS was US$1.53. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 4Q23, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.1,006 million, comprised of Ps.805 million in improvements to concessioned assets, Ps.180 million in major maintenance, Ps.19 million in strategic investments and Ps.2 million in other concepts.

The most important investment expenditures included:

| Airport | Project | Status |
|---|---|---|
| | **MDP Investments** | |
| 5 Airports | Installation of baggage screening equipment | Started |
| 2 Airports | Expansion of terminal building in Culiacán and Torreón | In Process |
| San Luis Potosí | Expansion of commercial aviation platform | In Process |
| Monterrey | Expansion of electrical substation | In Process |
| Monterrey | Expansion of public area in Terminal A - first phase | In Process |
| Monterrey | Construction of the Fire-Extinguishing Services building | In Process |
| Mazatlán | Terminal building reconfiguration | In Process |
| 2 Airports | Rehabilitation of commercial aviation platform in Zacatecas and Ciudad Juárez | In Process |
| Chihuahua | Major rehabilitation of taxiway and commercial platform | In Process |
| Torreón | Major rehabilitation of taxiways | In Process |
| Ciudad Juárez | Major rehabilitation of runway and minor rehabilitation of taxiways | In Process |
| Reynosa | Major rehabilitation of runway and minor rehabilitation of aviation platform | In Process |
| Chihuahua | Minor rehabilitation of runway and construction of general aviation platform | In Process |
| Acapulco | Minor rehabilitation of runway and taxiway | In Process |
| Tampico | Minor rehabilitation of platform and mayor rehabilitation of taxiway | In Process |
| Culiacán | Remodeling and expansion of the Fire-Extinguishing Services area | In Process |
| 2 Airports | Remodeling and expansion of terminal building Durango and Ciudad Juárez | In Process |
| Monterrey | Major rehabilitation of runway and of remote aviation platform | Finished |
| Monterrey | Platforms reconfiguration | Finished |
| Acapulco | Rehabilitation of the Mexican Ministry of Defense (SEDENA) and federal police installations | Finished |
| | **Strategic Investments** | |
| Monterrey | Industrial park - Construction of two industrial warehouses and tenant improvements to one industrial warehouse | Started |
| Monterrey | Expansion of OMA Carga bonded warehouse - Ground Cargo | In Process |
| Monterrey | Industrial park - Construction of two industrial warehouses | In Process |
| 3 Airports | Construction of one OMA Premium Lounge (Zihuatanejo) and Remodeling of OMA Premium Lounges in Monterrey (Terminal A) and Culiacán | In Process |
| Monterrey | Industrial park - Construction of one industrial warehouse and tenant improvements to one industrial warehouse | Finished |
| 2 Airports | Construction of OMA Premium Lounge (Durango) and remodeling of OMA Premium Lounge (Chihuahua) | Finished |
| Ciudad Juárez | Reconfiguration of car parking lots | Finished |

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 4Q23, cash flows from operating activities generated cash of Ps.1,701 million.

Investing activities used cash for Ps.1,072 million in the fourth quarter. Financing activities reflect mainly interest expense payments, resulting in a net cash outflow of Ps.266 million.

The net increase in cash resulting from operating, investing and financing activities in 4Q23 was Ps.363 million. This, combined with the negative effect of changes in the value of cash of Ps.6.6 million, resulted in a Cash and Cash Equivalents balance as of December 31, 2023 of Ps.2,576 million.

Relevant Events

OMA announces changes to tariff regulation. On October 19, 2023, the Company received new tariff regulation bases from the Federal Civil Aviation Agency (Agencia Federal de Aviación Civil, “AFAC”). These tariff regulation bases refer to those set forth in Annex 7 of the concession titles issued by the SICT on June 29, 1998, as amended, applicable to OMA’s 13 airport concessions. The new tariff regulation bases came into effect the day after their reception. The full text of the amended document can be found on the following link: http://avisos.oma.aero/11.%20Comunicados2023/Otros/OMA_Anexo7_2023_ENG_vf.pdf.

OMA informs on the situation of Acapulco International Airport after Hurricane OTIS. On October 24 and October 25, 2023, Hurricane OTIS, a category 5 storm, made landfall in Acapulco City, resulting in the temporary closure of Acapulco Airport. From October 25 to November 12, 2023, only humanitarian aid flights were permitted to operate. Regular commercial aviation operations resumed on November 13, 2023. In 2023, Acapulco International Airport represented 3.3% of OMA’s total passenger traffic and contributed 3.2% to the combined aeronautical and non-aeronautical revenues.

OMA announces certification under Airport Carbon Accreditation Program Level 2. On January 16, 2024, the Company reports that its 13 airports achieved Level 2 accreditation under the Airport Carbon Accreditation (ACA) program. The carbon footprint accreditation program, led by Airports Council International (ACI), aims to reduce the carbon footprint in the airport industry. To achieve Level 2, airports must demonstrate effective carbon management procedures, including setting clear objectives and demonstrating a reduction in Scope 1 and 2 emissions.

(Terminal Passengers - Excludes Transit Passengers)

| Total Passengers | 4Q22 | 4Q23 | % Var | 2022 | 2023 | % Var |
|---|---|---|---|---|---|---|
| Acapulco | 220,543 | 107,401 | **(51.3)** | 838,991 | 894,012 | **6.6** |
| Ciudad Juárez | 549,370 | 569,866 | **3.7** | 2,004,524 | 2,275,153 | **13.5** |
| Culiacán | 656,954 | 625,281 | **(4.8)** | 2,426,003 | 2,612,249 | **7.7** |
| Chihuahua | 481,275 | 494,535 | **2.8** | 1,727,006 | 1,905,714 | **10.3** |
| Durango | 121,886 | 132,724 | **8.9** | 485,524 | 513,246 | **5.7** |
| Mazatlán | 390,427 | 428,003 | **9.6** | 1,450,944 | 1,621,740 | **11.8** |
| Monterrey | 3,161,462 | 3,480,944 | **10.1** | 10,943,186 | 13,326,936 | **21.8** |
| Reynosa | 132,260 | 140,434 | **6.2** | 518,051 | 540,122 | **4.3** |
| San Luis Potosí | 168,032 | 187,772 | **11.7** | 633,364 | 718,639 | **13.5** |
| Tampico | 137,757 | 147,412 | **7.0** | 495,602 | 563,204 | **13.6** |
| Torreón | 182,017 | 201,787 | **10.9** | 670,245 | 776,462 | **15.8** |
| Zacatecas | 113,365 | 110,979 | **(2.1)** | 433,952 | 443,582 | **2.2** |
| Zihuatanejo | 153,173 | 174,566 | **14.0** | 593,354 | 654,392 | **10.3** |
| **Total** | **6,468,521** | **6,801,704** | **5.2** | **23,220,746** | **26,845,451** | **15.6** |

| Domestic Passengers | 4Q22 | 4Q23 | % Var | 2022 | 2023 | % Var |
|---|---|---|---|---|---|---|
| Acapulco | 206,132 | 104,238 | **(49.4)** | 773,846 | 838,123 | **8.3** |
| Ciudad Juárez | 547,880 | 567,488 | **3.6** | 1,997,985 | 2,265,672 | **13.4** |
| Culiacán | 648,446 | 616,636 | **(4.9)** | 2,392,946 | 2,577,060 | **7.7** |
| Chihuahua | 447,133 | 461,109 | **3.1** | 1,593,272 | 1,770,716 | **11.1** |
| Durango | 93,792 | 105,948 | **13.0** | 382,302 | 406,636 | **6.4** |
| Mazatlán | 288,168 | 331,812 | **15.1** | 1,152,660 | 1,289,545 | **11.9** |
| Monterrey | 2,725,372 | 3,002,358 | **10.2** | 9,545,231 | 11,477,278 | **20.2** |
| Reynosa | 131,420 | 139,625 | **6.2** | 511,535 | 536,682 | **4.9** |
| San Luis Potosí | 110,597 | 122,641 | **10.9** | 418,556 | 479,057 | **14.5** |
| Tampico | 123,419 | 130,799 | **6.0** | 444,786 | 499,561 | **12.3** |
| Torreón | 165,326 | 182,054 | **10.1** | 606,909 | 699,912 | **15.3** |
| Zacatecas | 71,586 | 66,712 | **(6.8)** | 278,868 | 260,503 | **(6.6)** |
| Zihuatanejo | 103,895 | 120,173 | **15.7** | 407,735 | 456,070 | **11.9** |
| **Total** | **5,663,166** | **5,951,593** | **5.1** | **20,506,631** | **23,556,815** | **14.9** |

| International Passengers | 4Q22 | 4Q23 | % Var | 2022 | 2023 | % Var |
|---|---|---|---|---|---|---|
| Acapulco | 14,411 | 3,163 | **(78.1)** | 65,145 | 55,889 | **(14.2)** |
| Ciudad Juárez | 1,490 | 2,378 | **59.6** | 6,539 | 9,481 | **45.0** |
| Culiacán | 8,508 | 8,645 | **1.6** | 33,057 | 35,189 | **6.4** |
| Chihuahua | 34,142 | 33,426 | **(2.1)** | 133,734 | 134,998 | **0.9** |
| Durango | 28,094 | 26,776 | **(4.7)** | 103,222 | 106,610 | **3.3** |
| Mazatlán | 102,259 | 96,191 | **(5.9)** | 298,284 | 332,195 | **11.4** |
| Monterrey | 436,090 | 478,586 | **9.7** | 1,397,955 | 1,849,658 | **32.3** |
| Reynosa | 840 | 809 | **(3.7)** | 6,516 | 3,440 | **(47.2)** |
| San Luis Potosí | 57,435 | 65,131 | **13.4** | 214,808 | 239,582 | **11.5** |
| Tampico | 14,338 | 16,613 | **15.9** | 50,816 | 63,643 | **25.2** |
| Torreón | 16,691 | 19,733 | **18.2** | 63,336 | 76,550 | **20.9** |
| Zacatecas | 41,779 | 44,267 | **6.0** | 155,084 | 183,079 | **18.1** |
| Zihuatanejo | 49,278 | 54,393 | **10.4** | 185,619 | 198,322 | **6.8** |
| **Total** | **805,355** | **850,111** | **5.6** | **2,714,115** | **3,288,636** | **21.2** |

**Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.**
**Unaudited Operating Results by Airport**
(Thousands of Pesos)

| Monterrey | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 1,748,808 | 1,639,311 | 5,256,440 | 6,213,633 |
| Aeronautical Revenues | 920,044 | 1,055,951 | 3,142,454 | 4,254,275 |
| Non- Aeronatical Revenues | 184,890 | 222,037 | 699,779 | 833,677 |
| Construction Revenues | 643,875 | 361,323 | 1,414,207 | 1,125,682 |
| Income from Operations | 543,942 | 135,721 | 1,337,766 | 1,503,934 |
| EBITDA | 591,594 | 198,379 | 1,506,361 | 1,729,514 |

| Culiacán | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 237,061 | 315,216 | 949,713 | 1,383,779 |
| Aeronautical Revenues | 200,387 | 195,915 | 754,160 | 877,897 |
| Non- Aeronatical Revenues | 18,228 | 18,917 | 67,591 | 74,315 |
| Construction Revenues | 18,446 | 100,385 | 127,961 | 431,568 |
| Income from Operations | 97,467 | 50,794 | 284,813 | 281,697 |
| EBITDA | 103,625 | 57,531 | 308,987 | 308,041 |

| Chihuahua | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 185,060 | 298,552 | 712,122 | 870,976 |
| Aeronautical Revenues | 151,749 | 162,578 | 546,445 | 651,442 |
| Non- Aeronatical Revenues | 16,238 | 19,861 | 56,993 | 66,514 |
| Construction Revenues | 17,073 | 116,113 | 108,683 | 153,019 |
| Income from Operations | 34,872 | 53,314 | 210,624 | 212,353 |
| EBITDA | 41,673 | 60,981 | 237,267 | 242,787 |

| Ciudad Juárez | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 339,868 | 271,767 | 866,402 | 1,231,890 |
| Aeronautical Revenues | 158,396 | 173,959 | 568,204 | 719,269 |
| Non- Aeronatical Revenues | 11,812 | 13,723 | 39,277 | 53,050 |
| Construction Revenues | 169,660 | 84,085 | 258,922 | 459,571 |
| Income from Operations | 78,960 | (8,229) | 212,342 | 228,434 |
| EBITDA | 83,596 | (3,073) | 230,449 | 248,242 |

| Mazatlán | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 199,818 | 219,498 | 672,761 | 777,181 |
| Aeronautical Revenues | 126,561 | 172,380 | 472,741 | 596,145 |
| Non- Aeronatical Revenues | 16,153 | 16,346 | 57,766 | 66,801 |
| Construction Revenues | 57,104 | 30,772 | 142,254 | 114,235 |
| Income from Operations | 65,742 | 27,333 | 182,543 | 196,082 |
| EBITDA | 71,112 | 33,239 | 203,542 | 219,024 |

| Acapulco | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 101,037 | 56,206 | 390,219 | 428,898 |
| Aeronautical Revenues | 69,100 | 43,224 | 275,301 | 326,157 |
| Non- Aeronatical Revenues | 9,367 | 6,533 | 38,444 | 38,184 |
| Construction Revenues | 22,570 | 6,449 | 76,474 | 64,558 |
| Income from Operations | 33,356 | (28,749) | 106,615 | 107,763 |
| EBITDA | 45,179 | (16,421) | 153,374 | 156,257 |

| Zihuatanejo | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 90,810 | 90,331 | 342,865 | 360,497 |
| Aeronautical Revenues | 52,230 | 75,284 | 219,411 | 253,766 |
| Non- Aeronatical Revenues | 5,581 | 7,804 | 25,255 | 27,868 |
| Construction Revenues | 32,999 | 7,243 | 98,199 | 78,863 |
| Income from Operations | 24,219 | 17,502 | 85,484 | 83,393 |
| EBITDA | 29,628 | 23,072 | 106,971 | 105,543 |

| Other six airports | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Total Revenues | 471,562 | 491,773 | 1,696,505 | 1,940,136 |
| Aeronautical Revenues | 296,838 | 359,111 | 1,148,216 | 1,336,908 |
| Non- Aeronatical Revenues | 31,362 | 34,182 | 124,736 | 132,724 |
| Construction Revenues | 143,362 | 98,481 | 423,553 | 470,504 |
| Income from Operations | 202,789 | 29,281 | 440,596 | 434,580 |
| EBITDA | 228,851 | 58,450 | 539,564 | 545,792 |

| Consorcio Grupo Hotelero T2 (1) | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Revenues | 72,049 | 79,109 | 239,186 | 277,612 |
| Income from Operations | 15,461 | 21,419 | 66,884 | 77,121 |
| EBITDA | 30,706 | 36,938 | 112,531 | 128,652 |

| Consorcio Hotelero Aeropuerto Monterrey (1) | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Revenues | 25,639 | 28,717 | 94,153 | 115,227 |
| Income from Operations | 5,394 | 8,326 | 24,652 | 34,809 |
| EBITDA | 8,271 | 11,258 | 36,410 | 46,608 |

| OMA VYNMSA Aero Industrial Park | 4Q22 | 4Q23 | 2022 | 2023 |
|---|---|---|---|---|
| Revenues | 19,659 | 21,813 | 19,659 | 21,813 |
| Income from Operations | 10,281 | 8,980 | 10,281 | 8,980 |
| EBITDA | 17,813 | 19,590 | 17,813 | 19,590 |

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2022. The exchange rates used to convert foreign currency amounts were Ps.19.4715 as of December 31, 2022 and Ps.16.9190 as of December 31, 2023.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero

•	Twitter http://twitter.com/OMAeropuertos

•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 22, 2024